UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

232429  100
(CUSIP Number)

                     December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)
☐   Rule 13d-1 (c)
☒   Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 232429 100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Winston J. Churchill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,245,838 (1)
	6	SHARED VOTING POWER 827,374 (2)
	7	SOLE DISPOSITIVE POWER 1,245,838 (1)
	8	SHARED DISPOSITIVE POWER 827,374 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of 1,149,588 shares of common stock and warrants to purchase 96,250 shares of common stock.

(2) Consists of 234,374 shares of common stock and 593,000 warrants to purchase shares of common stock held by SCP Private Equity Management Company, LLC. Mr. Churchill, along with Yaron Eitan, Thomas G. Rebar and Wayne B. Weisman, are joint and equal owners of SCP Private Equity Management Company, LLC, each with equivalent rights as a member therein.

CUSIP No. 232429 100	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

Cyalume Technologies Holdings, Inc.

(b)          Address of Issuer's Principal Executive Offices:

96 Windsor St.
West Springfield, MA 01089

Item 2.

(a)           Name of Person Filing:

Winston J. Churchill

(b)           Address of Principal Business Office or if none, Residence: 96 Windsor St., West Springfield, MA 01089

(c)           Citizenship:  United States

(d)           Title of Class of Securities:  Common Stock, $0.001 par value

(e)           CUSIP Number:  232429 100

Item 3.      Not Applicable

Item 4.      Ownership.

(a)           Amount Beneficially Owned:  2,073,212

(b)           Percent of Class: 13.1% (calculated based on 15,135,819 shares of Common Stock outstanding as of January 30, 2009).

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  1,245,838 (1)

(ii)          shared power to vote or to direct the vote:  827,374 (2)

(iii)         sole power to dispose or to direct the disposition of:  1,245,838 (1)

(iv)         shared power to dispose or to direct the disposition of:  827,374 (2)

(1) Consists of 1,149,588 shares of common stock and warrants to purchase 96,250 shares of common stock.

CUSIP No. 232429 100	13G	Page 4 of 5 Pages

(2) Consists of 234,374 shares of common stock and 593,000 warrants to purchase shares of common stock held by SCP Private Equity Management Company, LLC. Mr. Churchill, along with Yaron Eitan, Thomas G. Rebar and Wayne B. Weisman, are joint and equal owners of SCP Private Equity Management Company, LLC, each with equivalent rights as a member therein.

Item 5.       Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.       Identification and Classification of Members of the Group: Not Applicable

Item 9.       Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 232429 100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009

/s/ Winston J. Churchill
Winston J. Churchill